Mail Stop 7010


							December 21, 2005


via U.S. mail and Facsimile

Signe S. Gates, Esq.
Senior Vice President, General Counsel and Secretary
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010-0489


	Re:	Barnes Group Inc.
Form S-3/A filed December 12, 2005
File No. 333-129079

Dear Mr. Gates:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3 filed December 12, 2005

Selling Security Holders, page 75

1. We note the selling security holder table has been revised and page 78 shows that the principal amount of notes offered for resale is $98,161,000. Given that you are registering notes totaling $100,000,000 for resale, you should revise your table to include a line for unknown selling security holders showing the aggregate amount of notes to be offered.

Plan of Distribution, page 82

2. We note your revised disclosure on page 83 regarding the possibility that information with respect to offerings of notes and underlying common stock and other applicable terms and information may be set forth in a report filed pursuant to the Exchange Act. Please revise to state that, to the extent that a form of prospectus filed pursuant to Rule 424(b) does not include disclosure of omitted information regarding the terms of the offering, plan of distribution, or selling security holders because the omitted information has been included in periodic or current reports, you will file a form of prospectus identifying the periodic or current reports that are incorporated by reference into the prospectus that is part of the registration statement that contains such information.
See Rule 430B(h) and Rule 424(b)(7).

Independent Registered Public Accounting Firm, page 85

3. We note the disclosure in the section regarding reports to the unaudited financial statements incorporated by reference into the registration statement; however, it does not appear that disclosure regarding the audited financial statements and the corresponding report issued by the accounting firm have been discussed. You should revise this section to provide disclosure regarding the audited financial statements and the corresponding report as they are incorporated by reference into the registration statement.

Item 17.  Undertakings, page II-2

4. Please revise the undertaking in paragraph (1) to include the full undertaking required by Item 512(a)(1)(iii)(B) of Regulation S-K.

5. Given you are relying on Rule 430(B)(b)(2) to omit information regarding unnamed selling security holders, you should revise this section to include the undertaking set forth in Item 512(a)(5) of Regulation S-K.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Tamara Brightwell, Staff
Attorney,
at (202) 551-3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,




	Jennifer Hardy
	Branch Chief


cc: 	Richard F. Langan, Jr., Esq.
	Nixon Peabody LLP
	437 Madison Avenue
	New York, New York 10022
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Signe S. Gates
Barnes Group Inc.
December 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE